

January 3, 2007

via U.S. mail and facsimile

Ian G. Cockwell
President and Chief Executive Officer
Brookfield Homes Corporation
8500 Executive Park Avenue, Suite 300
Fairfax, Virginia 22031

      Re: Brookfield Homes Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2005
             Filed February 27, 2006
             File No. 1-31524

Dear Mr. Cockwell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3689.

                    Sincerely,

                    John Hartz
                    Senior Assistant Chief
                    Accountant